EXHIBIT 99.2

Media Release

Safety is Rio Tinto’s priority as Tropical Cyclone Zelia intensifies
13 February 2025

PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto is prioritising the safety of its people as Tropical Cyclone Zelia heads toward the Pilbara region of Western Australia.
Tropical Cyclone Zelia has intensified to a Category 5 system, with the Bureau of Meteorology forecasting it will cross the coast between Port Hedland and Karratha on Friday, local time.
Cape Lambert and Dampier Ports have been cleared and there are no longer any ships or trains operating at our ports.
Dampier Salt operations at Port Hedland and Dampier are also closed.
It is too early to say how long port and rail operations will be closed and what the impact will be.
As stated on 24 January 2025 in Rio Tinto’s update on the impacts of Tropical Cyclone Sean, and subsequent closures from Tropical Cyclone Taliah and Tropical Cyclone Vince, first-quarter shipments will be affected by weather events.
Shipment guidance for 2025 remains unchanged.
The company is working to mitigate impacts and will provide operational updates as appropriate.

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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